

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2020

Zhengyu Wang
Chief Executive Officer, Chairman, and Director
CN Energy Group, Inc.
FPI Center, Room A-901, No. 459 Qianmo Road
Binjiang District, Hangzhou City, Zhejiang Province
PRC

> **Re: CN Energy Group, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted January 21, 2020**
> **CIK No. 0001780785**

Dear Mr. Wang:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Description of Share Capital, page 93

1. We note your revisions in response to prior comment 15. We also note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please include such disclosure in your risk factor discussing this provision and address any uncertainty about the enforceability of the provision with respect to claims under the Securities Act.

You may contact Ibolya Ignat at 202-551-3636 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ying Li